SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

VIVUS, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

928551100
(CUSIP Number)

Neal K. Stearns, Esq.

First Manhattan Co.

399 Park Avenue

New York, New York 10022

(212) 756-3300

With a copy to:

Marc Weingarten and David Rosewater

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 24, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 12 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928551100	SCHEDULE 13D/A	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON First Manhattan Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,346,509 shares of Common Stock
	8	SHARED VOTING POWER 3,857,195 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 5,346,509 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 3,857,195 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,203,704 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON BD; IA; PN

CUSIP No. 928551100	SCHEDULE 13D/A	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON First BioMed Management Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,706,800 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,706,800 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,706,800 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 928551100	SCHEDULE 13D/A	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Herman Rosenman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,000 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 928551100	SCHEDULE 13D/A	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Jon C. Biro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,000 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 928551100	SCHEDULE 13D/A	Page 6 of 12 Pages

This Amendment No. 4 ("Amendment No. 4") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on January 18, 2013 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D, filed with the SEC on March 8, 2013 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D, filed with the SEC on April 12, 2013 ("Amendment No. 2") and Amendment No. 3 to the Original Schedule 13D, filed with the SEC on April 17, 2013 ("Amendment No. 3" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the "Schedule 13D") with respect to the shares of common stock, $0.001 par value (the "Common Stock"), of VIVUS, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. This Amendment No. 4 amends Items 2, 3, 4, 5, 6 and 7 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement is being filed by First Manhattan Co., a New York limited partnership (“FMC”), First BioMed Management Associates, LLC ("FBMA"), a Delaware limited liability company, Herman Rosenman, a United States citizen ("Mr. Rosenman") and Jon C. Biro, a United States citizen ("Mr. Biro" and together with FMC, FBMA and Mr. Rosenman, the “Reporting Persons”). The business address of FMC and FBMA is 399 Park Avenue, New York, New York 10022. FMC is registered as a broker-dealer under the Securities Exchange Act of 1934 and as an investment adviser under the Investment Advisers Act of 1940, and its principal business is investment management. The sole general partner of FMC is First Manhattan LLC (“FMLLC”), a New York limited liability company, whose business address is 399 Park Avenue, New York, New York 10022. FBMA is registered as an investment adviser under the Investment Advisers Act of 1940, and its principal business is investment management. The sole managing members of FBMA are FMC and Samuel F. Colin (“Dr. Colin”). Dr. Colin is a Senior Managing Director and a limited partner of FMC and a managing member of FMLLC, and his principal business is acting as portfolio manager for the pooled investment vehicles listed in Item 5. His business address is 399 Park Avenue, New York, New York 10022. The principal business of Mr. Rosenman following his retirement in October 2012 has been to serve on the board of directors of various companies and his principal business address is 8420 Santaluz Village Green E. #100, San Diego, CA 92127. The principal business of Mr. Biro is to serve as Executive Vice President and Chief Financial Officer of Consolidated Graphics, Inc. and his principal business address is 5858 Westheimer, Suite 200, Houston, TX 77057. During the five years preceding the filing of this Statement, none of the Reporting Persons, FMLLC or Dr. Colin has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 928551100	SCHEDULE 13D/A	Page 7 of 12 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The shares of Common Stock referred to in Item 5 as beneficially owned by First Manhattan were purchased by the entities listed therein for an aggregate consideration equal to $98,499,068. The source of the funds used to acquire the Common Stock reported herein as beneficially owned by First Manhattan is the working capital of the pooled investment vehicles managed by FMC or FBMA and the available funds in the Accounts (as defined in Item 5). An aggregate of 58,800 of such shares held by certain of the Accounts are held in commingled margin accounts, which may extend margin credit to such Accounts from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase such shares of Common Stock held by certain of the Accounts as reported herein.

Approximately $53,054 in the aggregate was used to purchase the Common Stock reported herein as beneficially owned by Mr. Rosenman. The source of the funds used to acquire the Common Stock reported herein as beneficially owned by Mr. Rosenman is the personal funds of Mr. Rosenman and none of the funds used to purchase such Common Stock were provided through borrowings of any nature.

Approximately $23,940 in the aggregate was used to purchase the Common Stock reported herein as beneficially owned by Mr. Biro. The source of the funds used to acquire the Common Stock reported herein as beneficially owned by Mr. Biro is the personal funds of Mr. Biro and none of the funds used to purchase such Common Stock were provided through borrowings of any nature.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On April 24, 2013, outside legal counsel to FMC sent a letter to the Issuer's counsel in response to a letter from the Issuer's counsel again requesting that each of the Nominees for election to the Board at the Annual Meeting submit to interviews by the Nominating and Governance Committee of the Board. The letter from FMC's counsel reiterated that FMC was willing to have the Nominees submit to such interviews, but only if the interview process was not part of a plan to delay the Annual Meeting. The letter noted that the Issuer had again refused to publicly and firmly commit to holding the Annual Meeting no later than June 30, 2013, as requested by FMC. Accordingly, FMC declined to have its Nominees participate in the process. A copy of the April 24, 2013 response letter is attached as Exhibit 8 to the Schedule 13D and is incorporated by reference herein.

CUSIP No. 928551100	SCHEDULE 13D/A	Page 8 of 12 Pages

On April 25, 2013, outside legal counsel to FMC sent a letter in response to the Issuer's rejection of the demand by an affiliate of FMC to inspect certain books and records of the Issuer pursuant to Section 220 of the Delaware General Corporation Law (the "Demand"). The letter renewed FMC's demand to inspect the books and records originally requested in the Demand, in order to determine (i) whether the Issuer should have known that the European Union approval process for Qsymia was in jeopardy in 2011 and whether the Issuer failed to make appropriate and timely disclosure regarding such assessment, (ii) whether the Issuer made misleading statements in connection with potential marketing partnerships and whether the Issuer failed to timely disclose that it would not enter into a marketing partnership, (iii) whether certain former directors of the Issuer engaged in insider trading and whether the Board should have restricted such sales of Common Stock, and (iv) whether the Issuer failed to disclose material information to its stockholders given the Issuer's need to raise funds in the future. A copy of the April 25, 2013 response letter is attached as Exhibit 9 to the Schedule 13D and is incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 9,210,704 shares of Common Stock, constituting approximately 9.2% of the Issuer's currently outstanding Common Stock. Share ownership is reported as of the close of business on April 25, 2013. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 100,660,029 shares of Common Stock outstanding as of February 19, 2013, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 26, 2013.

FMC may be deemed to beneficially own an aggregate of 9,203,704 shares of Common Stock, or approximately 9.1% of the outstanding Common Stock, which shares include (i) 3,353,275 shares of Common Stock, or approximately 3.3% of the outstanding Common Stock, directly held by First Health, L.P., First Health Limited and First Health Associates, L.P., pooled investment vehicles for which FMC acts as the investment advisor; (ii) 2,706,800 shares of Common Stock, or approximately 2.7% of the outstanding Common Stock, directly held by First BioMed, L.P. and First BioMed Portfolio, L.P., pooled investment vehicles for which FBMA acts as the investment advisor; and (iii) 3,143,629 shares of Common Stock, or approximately 3.1% of the outstanding Common Stock, held by (x) certain investment advisory accounts for which FMC acts as the investment advisor (the "Investment Accounts"), (y) discretionary brokerage accounts for which certain portfolio managers of FMC have discretionary authority (the "Brokerage Accounts"), and (z) accounts held and managed by partners and employees of FMC, including 500,000 shares of Common Stock held in Dr. Colin's personal account and 42,000 shares of Common Stock held by trusts established for the benefit of Dr. Colin's family members (the "Employee Accounts" and together with the Investment Accounts and Brokerage Accounts, the "Accounts").

FBMA may be deemed to beneficially own an aggregate of 2,706,800 shares of Common Stock, or approximately 2.7% of the outstanding Common Stock, which shares are directly held by First BioMed, L.P. and First BioMed Portfolio, L.P., pooled investment vehicles for which FBMA acts as the investment advisor.

Mr. Rosenman may be deemed to beneficially own an aggregate of 5,000 shares of Common Stock, or approximately 0.0% of the outstanding Common Stock. Such shares of Common Stock are held in an Individual Retirement Account for the benefit of Mr. Rosenman.

Mr. Biro may be deemed to directly beneficially own an aggregate of 2,000 shares of Common Stock, or approximately 0.0% of the outstanding Common Stock.

CUSIP No. 928551100	SCHEDULE 13D/A	Page 9 of 12 Pages

For purposes of the Schedule 13D, the term "First Manhattan" refers to FMC, First Health, L.P., First Health Limited, First Health Associates, L.P., FBMA, First BioMed, L.P., First BioMed Portfolio, L.P. and the Accounts, collectively.

(b) FMC has sole voting power and sole dispositive power over the shares held for the accounts of First Health, L.P, First Health Limited, First Health Associates, L.P. and the Investment Accounts, by virtue of FMC’s role as investment adviser to such entities and accounts, and accordingly FMC may be deemed to be a beneficial owner of such shares. FMC has shared voting power and shared dispositive power over the shares held for the accounts of First BioMed, L.P. and First BioMed Portfolio, L.P. by virtue of FMC's role as co-managing member of FBMA, the investment advisor to such entities, and accordingly FMC may be deemed to be a beneficial owner of such shares. In addition, FMC has, or may be deemed to have, shared voting power and shared dispositive power over the shares held for the Brokerage Accounts and Employee Accounts, by virtue of the discretionary authority provided to its portfolio managers and partners and employees, respectively, with respect to such accounts, and accordingly FMC, together with its portfolio managers and partners, may be deemed to be beneficial owners of such shares. FBMA has shared voting power and shared dispositive power over the shares held for the accounts of First BioMed, L.P. and First BioMed Portfolio, L.P. by virtue of FBMA's role as the investment adviser to such entities, and accordingly FBMA may be deemed to be a beneficial owner of such shares. Mr. Rosenman has sole voting power and sole dispositive power over the shares held in the Individual Retirement Account. Mr. Biro has sole voting power and sole dispositive power over the shares beneficially owned by him.

(c) Schedule A hereto (which is incorporated by reference in this Item 5 as if restated in full herein) sets forth all transactions with respect to the shares of Common Stock effected since the filing of Amendment No. 3.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons are parties to an agreement with respect to the joint filing of the Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 10 to the Schedule 13D and is incorporated by reference herein.

Other than the joint filing agreement described above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS
Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
Exhibit	Description
8	Letter, dated April 24, 2013
9	Letter, dated April 25, 2013
10	Joint Filing Agreement, dated April 26, 2013

CUSIP No. 928551100	SCHEDULE 13D/A	Page 10 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 26, 2013

First manhattan co. By first manhattan llc, General Partner

By: /s/ Neal K. Stearns
Name: Neal K. Stearns
Title: Managing Member

FIRST BIOMED MANAGEMENT ASSOCIATES, LLC By FIRST MANHATTAN CO., Co-Managing Member By FIRST MANHATTAN LLC, General Partner
By: /s/ Neal K. Stearns
Name: Neal K. Stearns Title: Managing Member

By: /s/ Herman Rosenman
Herman Rosenman

By: /s/ Jon C. Biro
Jon C. Biro

CUSIP No. 928551100	SCHEDULE 13D/A	Page 11 of 12 Pages

Schedule A

The following table sets forth all transactions with respect to the shares effected since the filing of Amendment No. 3 by any of the Reporting Persons.  Except as otherwise noted, all such transactions in the table were effected in the open market, and the table includes commissions paid in per share prices.

Jon C. Biro

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
04/19/2013	2,000	11.97